Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road, Beijing, China 100107 +86 (10) 8494-5799

April 3, 2018

Karl Hiller, Branch Chief

Joseph Klinko, Staff Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd.
SEC comment letter dated March 20, 2018 regarding Form 20-F for the Fiscal Year ended June 30, 2017 Filed September 28, 2017, File No. 001-34409

Dear Sirs:

On behalf of Recon Technology, Ltd. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the above-referenced letter.

Form 20-F for the Fiscal Year ended June 30, 2017

Note 7. Purchase Advances, Net, page F-14

1.	We note that your provision to the allowance for doubtful accounts of purchase advances was ¥2,862,230 for the year ended June 30, 2015 and ¥12,368,755 for the year ended June 30, 2016. However, aside from the general references on pages 50 and F-14, we do not see disclosure of any specific details about purchase advances and provisions, such as descriptions of the equipment and projects, difficulties with suppliers, or reassessments of profitability, as would ordinarily accompany disclosure under Item 5.

Please submit a schedule of the various payments that comprise the balance associated with the allowance at the end of each period, along with the dates those payments were made and a description of the inventory or equipment and the projects contemplated when you placed the orders, including the expected dates for equipment receipt and project completion, and describe any terms established for sequential payments.

Tell us the reasons you later canceled or postponed the orders or otherwise determined that an allowance was necessary, and explain how you assessed the effects of changing relationships with suppliers and needs for equipment on your operations.

Please clarify whether the assets associated with purchase advances as of June 30, 2017 represent future inventory, or relate to equipment being acquired for a specific contract with a third party. Tell us your rationale for the current asset classification, specify the dates your suppliers have agreed to provide such inventory or equipment to you, along with the timeframe that you expect to realize the value in a subsequent sale.

The Company acknowledges the comments and provides details regarding the provision to the allowances for doubtful accounts of purchase advances, reassessment of the provision and the reasons for the cancelled purchase orders.

Background of the Company’s business operation and the relevant accounting policy in the last five years

Before the oil industry recession in 2014, the Company’s incremental business depended heavily on the Da Qing Oilfield projects and the oil pipeline projects in the Southwest Oilfields of China Petrochemical Corporation (“Sinopec”) which is the second largest oil and gas producer in China and one of the largest integrated energy groups in the world. The Company was also seeking business opportunities to participate in some large scale projects, including the underground natural gas storage project in the Hua Bei Oilfields of China National Petroleum Corporation (“CNPC”), beyond its prior line of business. CNPC is the largest oil and gas producer in China and one of the largest integrated energy groups in the world. In order to win the bids and complete contracts on time, the Company typically ordered the customized products before the projects started, and sometimes even before the official bidding process began. CNPC and Sinopec enhanced their internal operating and project management processes, and the Company also improved its procurement process and efficiency and significantly reduced early inventory acquisitions and related purchase advances.

Full advance payment is generally required when the Company places orders, especially when customized products or imported products are required.

Purchase advances are the amounts prepaid to suppliers for purchases of inventory and are recognized as inventory when the final amount is paid to the suppliers and the inventory is delivered. Goods to be delivered or services to be rendered for related projects that will be utilized within one year are classified as current assets, and those utilized after one year are classified as non-current assets. The Company’s management (“Management”) makes assessment of projects and progress periodically. The Company’s accounting policy and procedure regarding allowances for purchase advances or the timing of write-offs were set based on its past experiences over the years with different clients and its knowledge of client project status or progress. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Company also makes a specific allowance if there is strong evidence indicating that a purchase advances is likely to be unrecoverable. The Company maintains offices at each client site for those targeted projects in order to communicate with clients on a regular basis and manage client services in a productive manner in response to project needs. Frequent communications with clients and cooperation with local partners also allow the Company to have considerable knowledge about its different clients and their project progresses, which in certain instances constitute part of the basis for determining treatment of an accounting item. Advances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote.

From fiscal 2014 through fiscal 2017, our industry saw significant decreases in oil prices, which reduced our clients’ capital expenditures on previously committed projects. This letter discusses the impact of these reductions in capital expenditures, the adverse impact on our operations from 2013 through 2016 and detailed information about purchase advances, allowances for doubtful accounts and write offs of those amounts.

Project Inventory Purchases Advances

All numbers are in RMB as otherwise noted.

	Balance	Charge to expense	Component
Fiscal Year 2015			Major		Miscellaneous
Purchase Advances	22,845,030
Allowance for doubtful accounts	(4,222,492)	2,862,230	2,400,020	(1)	462,210
Purchase Advances, net as of June 30, 2015	18,622,538

	Balance
Fiscal Year 2016
Purchase Advances	17,914,552
Allowance for doubtful accounts	(16,591,247)	12,368,755	12,822,305	(2)(3)	(453,550)
Purchase Advances, net as of June 30, 2016	1,323,305

	Balance
Fiscal Year 2017
Purchase Advances	11,877,790
Allowance for doubtful accounts	(401,790)	381,436	330,093	51,343
Purchase Advances, net as of June 30, 2017	11,476,000

Item	Project	Payment Date	Advanced payment	Amount Utilized	Uncovered Balance	Allowance Charged to Expenses		Written off	Purchase item	Expected Revenue	Expected project start date	Expected project completion date	Project follow-up
						2015 (1)	2016 (2)	2017 (3)
(i)	Project A11	11/27/2013	1,000,000	(799,960)*	200,040	100,020	100,020	200,040	RTU Control cabinet Variable frequency motor Sensor	RMB 11 million	Middle of year 2014	End of year 2015	The overall Project A11 ceased. As of fiscal year 2017, only a small scale pilot program was implemented.
		12/20/2013	1,000,000		1,000,000	500,000	500,000	1,000,000
		1/4/2014	3,600,000		3,600,000	1,800,000	1,800,000	3,600,000
		Sub Total			4,800,040	2,400,020	2,400,020	4,800,040
		6/26/2014	1,868,271		1,868,271		1,868,271	1,868,271
		12/23/2014	550,000		550,000		550,000	550,000
		3/2/2015	362,364		362,364		362,364	362,364
		Sub Total			2,780,635	-	2,780,635	2,780,635	——	——	——	——	——
(ii)	Project Pipeline	12/5/2012	3,041,700		3,041,700		3,041,700	3,041,700	Pipeline monitoring system	RMB 5 million	March 2014	June 2015	Project ceased. Please refer to (3)(a) for further plan.
		5/28/2013	500,000		500,000		500,000	500,000
		Sub Total			3,541,700	-	3,541,700	3,541,700	——	——	——	——	——
(iii)	Project Hua Bei	5/6/2010	4,102,260	(2,051,130) **	2,051,130	-	2,051,130	2,051,130	DCS system of Emerson Radar hydrostatic gauge	RMB 10.5 million	Early year 2011	End of year 2012	The Project was postponed and implementation plan was amended thereafter. Please refer to (3)(b) for further plan.
		5/25/2010	4,097,640	(2,048,820) **	2,048,820	-	2,048,820	2,048,820
		Sub Total			4,099,950	-	4,099,950	4,099,950	——	——	——	——	——
Sum					15,222,325	2,400,020	12,822,305	15,222,325	——	——	——	——	——

 Note:

* Components of automation hardware, PLC, RTU, Control valve blocks etc., were delivered to the Company in December 2013.

** Half of each down payment was collected back in cash in June and December 2013.

(1)	For the fiscal year 2015, the Company recorded ¥2.4 million of allowance for ¥4.8 million of purchase advances for Project A11.

(i)	Project A11

In 2013, the Company was informed of the Da Qing Oilfield’s oil and gas production Internet system projects (also known as “Project A11”) and began to work with Da Qing local companies (the “local partners”) in anticipation of a winning bid for the projects. The Company’s decision to work with the local partners was based on the customary industry practice. Da Qing Oilfield, like other oilfield companies in China, selects contractors for its oilfield projects predominantly from bidders who are pre-qualified based on its criteria. The Company, while meeting all the technical requirements, had not obtained such a bidder qualification from Da Qing Oilfield during the relevant periods. In order to win the projects, the Company was required to collaborate with a pre-qualified bidder and the local partners. Based on project information available at that time, the Company expected to generate ¥11 million of revenue and ¥3 million of gross profit and Project A11 would start in mid-2014. Since the local partner required the Company to make advances to purchase inventories to fulfill the project requirements, the Company made ¥5.6 million, in aggregate, of purchase advances in November through December 2013 and in January 2014 to purchase automation products and other goods. The advances were made in light of the Company’s expected participation in Project A11.

During fiscal 2015, the Company recorded an allowance of ¥2.4 million of the purchase advances as a result of Da Qing Oilfield’s delay in the start of Project A11 and expected Project 11 to start in the following year based on the available information at that time. Management believed ¥2.4 million of estimated allowance was the best estimate and a fair representation of the risk of this project.

(2)	During the fiscal year 2016, the Company recorded ¥12.4 million of allowances, mostly from ¥12.8 million of purchase advances for the following projects:

(i)	An additional ¥5.2 million for Project A11;

In addition to the above-mentioned ¥4.8 million, the Company also made additional purchase advances in the aggregate amount of ¥2.78 million in June and December 2014 and March 2015 for Project A11. The Company made the advances based on the purchase orders advised by the local partner. The Company and its local partner had considered the purchase advances necessarily to provide them with a competitive advantage in the project delivery process.

During fiscal year 2016, as a result of the Da Qing Oilfield’s changes in development direction and investment plan, Project A11 was postponed but not terminated. The Company was unable to estimate when Project A11 would continue and recorded a full allowance of ¥5.2 million for purchase advances for Project A11.

By fiscal year 2017, there was still no official notice of relaunch or termination of Project A11. The Company had tried to negotiate with the local partner to use the advances in alternative projects. However, the local partner ceased operation. Although the Company was not able to locate the local partner, the Company diligently pursued the partner by communicating with others in the industry and staff of Da Qing oilfield, so by the end of fiscal 2016 the Company had provided an allowance for the advances but had not written them off. As of the date of this letter, the Company noticed that only a pilot program of A11 project was announced and there is still no further progress beyond that.

(ii)	¥3.5 million for a pipeline project in the Southwest Oilfield of Sinopec (“Project Pipeline”)

The Company made ¥3.5 million of advances to Beijing Ji Ren Hong Hui Ltd (“Ji Ren Hong Hui”), a distributor of petrochemical equipment, in December 2012 and May 2013 for its pipeline-testing project in the Southwest bureau of Sinopec in Sichuan province. Based on project information available at that time, the Company expected to generate ¥5 million of revenue and ¥1.5 million of gross profit and Project Pipeline would start on March 2014.

At the end of fiscal year 2016, Sinopec did not start the project bidding process nor did it launch Project Pipeline. Pursuant to the contract terms, Ji Ren Hong Hui was not required to refund the advances to the Company. Ji Ren Hong Hui, however, agreed to provide the Company with a payment credit and supply the automation system ordered by the Company upon further request. The Company intends to use the payment credit after winning similar projects in the coming years. Since the Company did not expect to purchase the similar systems in the near future, it provided a full allowance for the advances made to Ji Ren Hong Hui. Management did, however, plan to use this credit in future periods if and to the extent if successfully bid for appropriate projects, so Management determined that a write-off was not warranted in fiscal 2016.

(iii)	¥4.1 million for the Hua Bei Oilfield gas storage project (“Project Hua Bei”).

In 2010, the Company was informed of Project Hua Bei. Based on the Company’s experience with the gas storage construction, Management believed it would succeed in bidding the project. Based on project information available at that time, the Company expected to generate ¥10.5 million of revenue and ¥2.3 million of gross profit and Project Hua Bei would start in early 2011. In May 2010, the Company made advances of approximately ¥8.2 million to a distributor of Emerson and Siemens to order the required equipment, electronic system and specialized products, which were custom-made.

In June and December 2013, the Company collected ¥4.1 million of total advances in cash as Project Hua Bei was not started as expected and no purchase instruction was executed. Besides, after continuing negotiations with the suppliers, the Company obtained credit from the suppliers to purchase electronic equipment within a market value of ¥4.1 million in the future. The Company intended to fully utilize the payment credit for future new projects.

At the end of June 2016, the Company was still seeking for possible projects but there was no guarantee of a project that could use the reserved products like the prior gas storage project. The Company decided to record a full allowance of the remaining outstanding balances.

After the cancellations of aforementioned projects, Management performed a market and industry reassessment and set up the project management procedures, which did not allow purchase advances until the Company received a firm purchase order or solid purchase affirmation from the customers for future projects.

(3)	During fiscal year 2017, the Company decided to write off the outstanding purchase advances against the allowances mentioned above since the projects were canceled or there was no indication postponed projects could be re-launched.

	June 30, 2015	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	U.S. Dollars
Beginning balance	1,360,261	4,222,492	16,591,247	2,448,018
Charge to expense	2,862,231	12,368,755	381,436	56,280
Less: write-off	-	-	(16,570,893)	(2,445,015)
Ending balance	¥4,222,492	¥16,591,247	¥401,790	$59,283

Management made a full examination of the above-mentioned purchase advances and believed the likelihood of recovery of the advances was remote. Pursuant to the discussion and approval by the board, the Company made the decision to write off the above advances against the allowance.

As to Project A11, Management determined that a write off was appropriate in fiscal 2017 based on the current investment plan of the customer, a change in management on the project team at the customer, and a lack of success in communication with this new project team.

As to Project Pipeline, Management determined that a write-off was appropriate in fiscal 2017 because the vendor experienced significant financial difficulties. As a result, Management determined that the likelihood of using the credit was remote and that a write-off was, therefore, appropriate. Subsequent to fiscal year 2017, the vendor recovered, so Management believes it is possible the credit may ultimately be usable, but as of fiscal 2017, Management believed that a write-off was appropriate.

As to Project Hua Bei, in fiscal 2017 Management determined to change the Company’s strategic focus away from developing its gas project business and focus more on waste water projects. Accordingly, the Company determined that it would not pursue any projects that could use the reserved products like the prior gas storage project. For this reason, Management determined it was appropriate to write off the outstanding balance.

(3)(a) Even though the purchase advance has been written off based on management’s best estimate of the project process, Management is still seeking compatible projects that could utilize pipeline monitoring system or its subassemblies to minimize the loss of the Company as negotiate with the original supplier. As oil companies increase investment, the Company expects to utilize related products within one year.

(3)(b) As negotiated with vendors, the Company collected ¥3.7 million of the advances and will have those DCS system delivered upon request. The Company is looking for similar projects to make full use of these products.

As of June 30, 2017, the net amount of purchase advances was ¥11.48 million with average aging of 6 months. As of December 31, 2017, all of the purchase advances had been fully utilized. The Company purchased required inventories for the automation projects in the Chang Qing Oilfield, furnaces for the Qing Hai Oilfield projects, and chemical agents for the Yu Men Oilfield waste water treatment projects. Currently, the Company evaluates purchase advances on a quarterly basis. If it expects to receive inventories or services within one year, the purchase advances are classified as current assets. If the Company does not expect to utilize the purchase advances within one year, the purchase advances will be classified as long-term assets.

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above response, please contact me.

Sincerely,

Recon Technology, Ltd.

By:	/s/ Jia Liu
Name:	Jia Liu
Its:	Chief Financial Officer

cc:	Anthony Basch, Partner, Kaufman & Canoles, P.C.
Joy Pan, Partner, Friedman LLP